SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2011

Commission File Number: 000-51440

CHINA MEDICAL TECHNOLOGIES, INC.

(Translation of registrant’s name into English)

No. 24 Yong Chang North Road

Beijing Economic-Technological Development Area

Beijing 100176

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

CHINA MEDICAL TECHNOLOGIES, INC.

Form 6-K

Page

Signature	3
Exhibit 99.1 – Press Release	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA MEDICAL TECHNOLOGIES, INC.

By:	/s/ Takyung (Sam) Tsang
Name:	Takyung (Sam) Tsang
Title:	Chief Financial Officer

Date: February 18, 2011

Exhibit 99.1

China Medical Technologies Reports Third Fiscal Quarter Financial Results

Beijing, China, February 18, 2011 - China Medical Technologies, Inc. (the “Company”) (Nasdaq: CMED), a leading China-based advanced in-vitro diagnostic (“IVD”) company, announced its unaudited financial results for the third fiscal quarter ended December 31, 2010 (“3Q FY2010”) today.

3Q FY2010 Highlights

	For the Three Months Ended
	December 31, 2009	December 31, 2010	December 31, 2010
	RMB	RMB	US$	% change
	(in thousands except for per ADS information)
Revenues, net	172,320	223,948	33,932	30.0
Adjusted EBITDA	92,133	131,544	19,931	42.8
Non-GAAP net income	45,618	75,642	11,461	65.8
Non-GAAP diluted earnings per ADS*	1.74	2.87	0.43	64.9

Nine Months FY2010 Highlights

	For the Nine Months Ended
	December 31, 2009	December 31, 2010	December 31, 2010
	RMB	RMB	US$	% change
	(in thousands except for per ADS information)
Revenues, net	547,343	611,952	92,720	11.8
Adjusted EBITDA	287,989	353,010	53,486	22.6
Non-GAAP net income	135,819	198,054	30,008	45.8
Non-GAAP diluted earnings per ADS*	5.15	7.55	1.14	46.6

Outlook for 4Q FY2010

•	Target revenues are expected to be approximately RMB234.0 million (US$35.5 million), representing a year-over-year increase of 33.2%.

•

Target non-GAAP net income is expected to be approximately RMB71.0 million (US$10.8 million), representing a year-over-year increase of 37.9%. The Company has taken into account the impact of incremental cash interest arising from the issuance of 2016 Convertible Notes in December 2010 to refinance its 2011 Convertible Notes.

•	Target non-GAAP diluted earnings per ADS* is expected to be approximately RMB2.69 (US$0.41), representing a year-over-year increase of 35.9%.

Outlook for FY2010

•	Target revenues are expected to be approximately RMB846.0 million (US$128.2 million), representing a year-over-year increase of 17.0%.

•	Target non-GAAP net income is expected to be approximately RMB269.1 million (US$40.8 million), representing a year-over-year increase of 43.7%.

•	Target non-GAAP diluted earnings per ADS* is expected to be approximately RMB10.24 (US$1.55), representing a year-over-year increase of 43.6%.

The above targets are based on the Company’s current views on the operating and market conditions, which are subject to change.

*One American Depositary Share (“ADS”) = 10 ordinary shares

See “Non-GAAP Measure Disclosures” below, where the impact of certain items on reported results is discussed.

“We are pleased with the results of our 3Q FY2010,” commented Mr. Xiaodong Wu, Chairman and Chief Executive Officer of the Company. “The business of HPV-DNA chips started to contribute increasing revenue to our molecular diagnostic division. We expect our molecular diagnostic revenues to keep driving the growth of the Company.”

3Q FY2010 Unaudited Financial Results

The Company reported revenues of RMB223.9 million (US$33.9 million) for 3Q FY2010, representing a 30.0% increase from the corresponding period of FY2009.

The Company’s revenues are currently generated from two segments, molecular diagnostic systems and immunodiagnostic systems. The molecular diagnostic system segment includes FISH products and SPR products while the immunodiagnostic system segment consists of ECLIA products. The customers of the molecular diagnostic system segment, that is, Tier 1 hospitals in China, are being served by the Company’s direct sales personnel.

Molecular diagnostic system sales for 3Q FY2010 were RMB135.1 million (US$20.5 million), representing a 40.5% increase from the corresponding period of FY2009. The year-over-year increase was primarily due to the increase in usage of the Company’s FISH probes by existing and new hospital customers as well as the sales of SPR-based HPV-DNA chips of RMB9.2 million (US$1.4 million) to hospitals during 3Q FY2010.

Immunodiagnostic system sales for 3Q FY2010 were RMB88.9 million (US$13.5 million), representing a 16.7% increase from the corresponding period of FY2009. The year-over-year increase was primarily due to the increase in sales of the Company’s ECLIA reagent kits to existing and new distributors.

Gross margin was 58.1% for 3Q FY2010 which decreased year-over-year from 63.4% for the corresponding period of FY2009. The year-over-year decrease was primarily due to the classification of amortization of SPR intangible assets from operating expenses to cost of revenues after the commencement of sales of HPV-DNA chips in 2Q FY2010. Non-GAAP gross margin was 79.9% for 3Q FY2010 which increased year-over-year from 76.4% for the corresponding period of FY2009. The year-over-year increase in non-GAAP gross margin was primarily due to more contribution from the sales of FISH probes which generate higher gross margin.

Research and development expenses were RMB12.3 million (US$1.9 million) for 3Q FY2010, representing a 15.0% year-over-year increase. Non-GAAP research and development expenses were RMB11.2 million (US$1.7 million) for 3Q FY2010, representing a 22.2% year-over-year increase. The year-over-year increase was primarily due to product research and development for FISH probes and SPR chips.

Sales and marketing expenses were RMB24.4 million (US$3.7 million) for 3Q FY2010, representing a 28.2% year-over-year increase. Non-GAAP sales and marketing expenses were RMB24.2 million (US$3.7 million) for 3Q FY2010, representing a 27.2% year-over-year increase. The year-over-year increase was primarily due to an increase in direct sales efforts for molecular diagnostic systems.

General and administrative expenses were RMB21.0 million (US$3.2 million) for 3Q FY2010, representing an 18.8% year-over-year decrease. Non-GAAP general and administrative expenses were RMB13.7 million (US$2.1 million) for 3Q FY2010, representing a 20.6% year-over-year decrease. The year-over-year decrease was primarily due to decrease in professional fees and traveling expenses for 3Q FY2010.

Interest expense on convertible notes was RMB32.8 million (US$5.0 million) for 3Q FY2010. Non-GAAP interest expense on convertible notes was RMB26.7 million (US$4.0 million) for 3Q FY2010. As of December 31, 2010, the Company’s outstanding convertible notes of US$29.1 million, US$248 million and US$150 million bear interest at 3.5%, 4% and 6.25% per annum, respectively, and will mature in November 2011, August 2013 and December 2016, respectively.

Interest expense on amortization of convertible notes issuance costs was RMB3.9 million (US$0.6 million) for 3Q FY2010.

Interest expense on amortization of share lending costs was RMB2.4 million (US$0.4 million) for 3Q FY2010.

Other income, net for 3Q FY2010 was RMB22.4 million (US$3.4 million), primarily due to a gain on repurchase of 2011 Convertible Notes. Non-GAAP other expense, net was RMB3.7 million (US$0.6 million) for 3Q FY2010.

Income tax expense was RMB25.2 million (US$3.8 million) for 3Q FY2010. The significant income tax expense was primarily because certain expenses of the Company such as stock compensation expense, amortization of acquired intangible assets and interest expense of convertible notes were not deductible for income tax purpose. In addition, the Company was required to accrue for withholding income tax on distributable earnings generated in China during 3Q FY2010.

Net income was RMB35.8 million (US$5.4 million) for 3Q FY2010, which improved significantly from the net loss of RMB24.7 million for the corresponding period of FY2009. Non-GAAP net income was RMB75.6 million (US$11.5 million) for 3Q FY2010, representing a 65.8% increase from the corresponding period of FY2009. The significant year-over-year increase was primarily due to the increase in both molecular diagnostic system sales and immunodiagnostic system sales.

Earnings before interest, taxes, depreciation and amortization (“EBITDA”) was RMB148.9 million (US$22.6 million) for 3Q FY2010, representing an 81.8% increase from the corresponding period of FY2009. The significant year-over-year increase in EBITDA was primarily due to the increase in both molecular diagnostic system sales and immunodiagnostic system sales as well as a gain on repurchase of 2011 Convertible Notes.

Adjusted EBITDA was RMB131.5 million (US$19.9 million) for 3Q FY2010, representing a 42.8% increase from the corresponding period of FY2009. The reason for the increase is also due to increased sales in 3Q FY2010.

Stock compensation expense for 3Q FY2010 was RMB8.8 million (US$1.3 million), of which RMB0.1 million was allocated to cost of revenues, RMB1.2 million to research and development expenses, RMB0.2 million to sales and marketing expenses and RMB7.3 million to general and administrative expenses.

Amortization of acquired intangible assets for 3Q FY2010 was RMB48.7 million (US$7.4 million) which was all allocated to cost of revenues.

As of December 31, 2010, the Company’s cash and cash equivalents were RMB1,119.4 million (US$169.6 million). Net cash generated from operating activities for 3Q FY2010 was RMB49.7 million (US$7.5 million). Net cash generated from investing activities for 3Q FY2010 was RMB77.9 million (US$11.8 million). Net cash generated from financing activities for 3Q FY2010 was RMB190.5 million (US$28.9 million).

As of December 31, 2010, the Company’s net accounts receivable was RMB397.7 million (US$60.3 million), representing an increase of 19.4% from the balance at September 30, 2010. The increase in net accounts receivable was primarily due to the increase in molecular diagnostic system sales to hospital customers.

Issuance of 2016 Convertible Notes

In December 2010, the Company issued US$150 million 6.25% convertible senior notes due December 2016 (“2016 Convertible Notes”). The Company used a large portion of the net proceeds from the 2016 Convertible Notes to repurchase US$105.9 million aggregate principal amount of its outstanding convertible notes due November 2011 (“2011 Convertible Notes”) and recorded a gain of approximately US$4.8 million and a reduction of additional paid-in capital of approximately US$8.6 million. The remaining balance of 2011 Convertible Notes was US$29.1 million in principal amount on December 31, 2010. The Company will continue to look for opportunities to repurchase the remaining 2011 Convertible Notes before maturity in November 2011. Approximately 900,000 ADSs were returned to the Company as treasury stock following the repurchase of 2011 Convertible Notes under the prepaid forward arrangement in connection with the issuance of 2011 Convertible Notes. Upon the issuance of 2016 Convertible Notes, the Company expensed off the costs of approximately US$0.8 million in connection with the suspended high yield note offering in December 2010.

Nine Months FY2010 Unaudited Financial Results

Revenues were RMB612.0 million (US$92.7 million) for the nine months ended December 31, 2010, representing an 11.8% increase from the corresponding period of FY2009. The year-over-year increase in revenues was primarily due to the increase in molecular diagnostic system sales.

Gross margin was 59.8% for the nine months ended December 31, 2010 which decreased year-over-year from 67.9% for the corresponding period of FY2009. The year-over-year decrease was primarily due to the classification of amortization of SPR intangible assets from operating expenses to cost of revenues after the commencement of sales of HPV-DNA chips in 2Q FY2010. Non-GAAP gross margin was 79.6% for the nine months ended December 31, 2010 which decreased year-over-year from 80.2% for the corresponding period of FY2009. The year-over-year decrease in non-GAAP gross margin was primarily due to the impact of the price reduction for ECLIA reagent kits.

Research and development expenses were RMB33.9 million (US$5.1 million) for the nine months ended December 31, 2010, representing a 6.0% year-over-year increase. Non-GAAP research and development expenses were RMB30.1 million (US$4.6 million) for the nine months ended December 31, 2010, representing an 11.4% year-over-year increase. The year-over-year increase was primarily due to product research and development for FISH probes and SPR chips.

Sales and marketing expenses were RMB64.2 million (US$9.7 million) for the nine months ended December 31, 2010, representing a 35.5% year-over-year increase. Non-GAAP sales and marketing expenses were RMB63.7 million (US$9.6 million) for the nine months ended December 31, 2010, representing a 34.5% year-over-year increase. The year-over-year increase was primarily due to an increase in direct sales efforts for molecular diagnostic systems.

General and administrative expenses were RMB71.2 million (US$10.8 million) for the nine months ended December 31, 2010, representing a 39.6% year-over-year decrease. Non-GAAP general and administrative expenses were RMB47.0 million (US$7.1 million) for the nine months ended December 31, 2010, representing a 49.5% year-over-year decrease. The year-over-year decrease was primarily because the Company incurred costs for the independent internal investigation during the nine-month period ended December 31, 2009 which did not recur in 2010 and lower allowance for doubtful accounts.

Net income was RMB66.5 million (US$10.1 million) for the nine months ended December 31, 2010, which improved significantly from the net loss of RMB74.4 million for the corresponding period of FY2009. Non-GAAP net income was RMB198.1 million (US$30.0 million) for the nine months ended December 31, 2010, representing a 45.8% increase from the corresponding period of FY2009.

EBITDA was RMB397.9 million (US$60.3 million) for the nine months ended December 31, 2010, representing a 54.1% increase from the corresponding period of FY2009.

Adjusted EBITDA was RMB353.0 million (US$53.5 million) for 3Q FY2010, representing a 22.6% increase from the corresponding period of FY2009.

Stock compensation expense for the nine months ended December 31, 2010 was RMB28.6 million (US$4.3 million), of which RMB0.3 million was allocated to cost of revenues, RMB3.7 million to research and development expenses, RMB0.5 million to sales and marketing expenses and RMB24.1 million to general and administrative expenses.

Amortization of acquired intangible assets for the nine months ended December 31, 2010 was RMB147.8 million (US$22.4 million), of which RMB120.5 million was allocated to cost of revenues and RMB27.3 million to operating expenses.

For the convenience of readers, certain RMB amounts have been translated into U.S. dollars at the rate of RMB6.6000 to US$1.00, the noon buying rate in New York City for cable transfers of RMB per U.S. dollar as set forth in the H.10 weekly statistical release of the Federal Reserve Board, as of Thursday, December 30, 2010. No representation is made that the RMB amounts could have been or could be converted into U.S. dollars at that rate or at any other rate on December 30, 2010 or at any other dates.

Update on Receivable from Chengxuan

As of December 31, 2010, the remaining amount of receivable due December 31, 2010 from Chengxuan, one of the Company’s major shareholders and owned by Mr. Xiaodong Wu, was reduced from US$30 million to US$18 million. This receivable relates to the sale of the Company’s HIFU business to Chengxuan. Chengxuan made two payments to the Company in the amount of US$8 million and US$4 million during 3Q FY2010. Subsequently, Chengxuan made another payment of US$3 million to the Company in January 2011. Chengxuan indicated to the Company that payments will be made to the Company to pay off the remaining balance together with interest thereon before June 30, 2011.

Non-GAAP Measure Disclosures

The Company reported its operating results in accordance with U.S. generally accepted accounting principles (“GAAP”) for the three months and nine months ended December 31, 2009 and 2010, respectively. The Company also presented non-GAAP information, which included EBITDA and adjusted EBITDA, for the three months and nine months ended December 31, 2009 and 2010, respectively. The non-GAAP measures are defined below:

•	Non-GAAP gross profit represents gross profit reported in accordance with GAAP, adjusted for the effects of stock compensation expense and amortization of acquired intangible assets.

•	Non-GAAP gross margin represents non-GAAP gross profit divided by net revenues.

•	Non-GAAP research and development expenses represent research and development expenses reported in accordance with GAAP, adjusted for the effects of stock compensation expense.

•	Non-GAAP sales and marketing expenses represent sales and marketing expenses reported in accordance with GAAP, adjusted for the effects of stock compensation expense.

•	Non-GAAP general and administrative expenses represent general and administrative expenses reported in accordance with GAAP, adjusted for the effects of stock compensation expense.

•	Non-GAAP operating income represents operating income reported in accordance with GAAP, adjusted for the effects of stock compensation expense and amortization of acquired intangible assets.

•

Non-GAAP interest expense on convertible notes represents interest expense on convertible notes reported in accordance with GAAP, adjusted for the effects of non-cash interest expense of convertible notes.

•

Non-GAAP other income (expense), net represents other income and expense, net reported in accordance with GAAP, adjusted for the effects of gain on repurchase of convertible notes as well as high yield note offering expenses.

•

Non-GAAP net income represents net income reported in accordance with GAAP, adjusted for the effects of stock compensation expense, amortization of acquired intangible assets, non-cash interest expense of convertible notes, non-cash interest expense for amortization of share lending costs, gain on repurchase of convertible notes as well as high yield note offering expenses.

•	Non-GAAP earnings per ADS represents non-GAAP net income divided by the weighted average number of ADSs used in computing basic and diluted earnings per ADS in accordance with GAAP.

•	EBITDA represents net income reported in accordance with GAAP, adjusted for the effects of interest income, interest expenses, income tax expense, depreciation and amortization.

•	Adjusted EBITDA represents EBITDA adjusted for the effects of stock compensation expense, gain on repurchase of convertible notes as well as high yield note offering expenses.

Non-GAAP financial measures are used by the Company in its financial and operating decision-making because management believes they reflect the Company’s ongoing business in a manner that allows meaningful period-to-period comparison. The Company’s management believes that these non-GAAP financial measures provide useful information to investors and others in understanding and evaluating the Company’s current operating performance and future prospects in the same manner as management does, if they so choose.

The presentation of this additional financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For a reconciliation of the non-GAAP financial measures to the most directly comparable GAAP financial measures, please see the financial information included with this earnings announcement.

Conference Call

The Company’s senior management team will host an earnings conference call at 8:00 a.m. U.S. Eastern Time on February 18, 2011 (or 9:00 p.m. Beijing/Hong Kong time on the same date) to discuss the results following this earnings announcement.

The dial-in details for the live conference call are as follows:

•	U.S. Toll Free Number 1-866-783-2141

•	International Dial-in Number 1-857-350-1600

Passcode: CMEDCALL

A live webcast of the conference call will be available on http://ir.chinameditech.com.

A replay of this webcast will be available for one month on this website.

A telephone replay of the call will be available after the conclusion of the conference call through 10:00 a.m. U.S. Eastern Time on February 19, 2011.

The dial-in details for the replay are as follows:

•	U.S. Toll Free Number 1-888-286-8010

•	International Dial-in Number 1-617-801-6888

Passcode: 46276526

About China Medical Technologies, Inc.

China Medical Technologies, Inc. is a leading China-based advanced IVD company using molecular diagnostic technologies including Fluorescent in situ Hybridization (FISH) and Surface Plasmon Resonance (SPR) and an immunodiagnostic technology, Enhanced Chemiluminescence Immunoassay (ECLIA), to develop, manufacture and distribute diagnostic products used for the detection of various cancers, diseases and disorders as well as companion diagnostic tests for targeted cancer drugs. The Company generates all of its revenues in China through the sale of diagnostic consumables including FISH probes, SPR-based DNA chips and ECLIA reagent kits to hospitals which are recurring users of the consumables for their patients. The Company sells FISH probes and SPR chips to large hospitals through its direct sales personnel and ECLIA reagent kits to small and mid-size hospitals through distributors. For more information, please visit http://www.chinameditech.com.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the quotations from management in this press release, as well as its outlook for 4Q FY2010 and full year FY2010, contain forward-looking statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

Contacts

Sam Tsang and Winnie Yam

Tel: 852-2511-9808

Email: IR@chinameditech.com

China Medical Technologies, Inc.

Unaudited Condensed Consolidated Balance Sheets

	As of
	September 30, 2010	December 31, 2010
	RMB	RMB	US$
	(in thousands)
Assets
Current assets
Cash and cash equivalents	805,901	1,119,384	169,604
Trade accounts receivable, net	333,123	397,739	60,264
Inventories	21,351	16,640	2,521
Prepayments and other receivables	19,093	9,503	1,439
Convertible notes issuance costs	—	1,018	154
Due from a related party	200,715	118,800	18,000

Total current assets	1,380,183	1,663,084	251,982

Property, plant and equipment, net	147,355	144,251	21,857
Land use rights	6,954	6,906	1,046
Goodwill	8,654	8,654	1,311
Intangible assets, net	3,128,820	3,042,474	460,981
Convertible notes issuance costs	34,782	60,163	9,116
Share lending costs	27,905	25,133	3,808

Total assets	4,734,653	4,950,665	750,101

Liabilities
Current liabilities
Trade accounts payable	43,958	44,477	6,739
Accrued liabilities and other payables	173,693	174,978	26,512
Convertible notes	—	186,763	28,297
Income taxes payable	59,334	63,859	9,676

Total current liabilities	276,985	470,077	71,224

Convertible notes	2,528,848	2,626,800	398,000
Deferred income taxes	78,408	84,936	12,869

Total liabilities	2,884,241	3,181,813	482,093

Shareholders’ equity
Ordinary shares US$0.1 par value: 500,000,000 authorized; 322,680,001 issued and outstanding as of September 30, 2010 and December 31, 2010	258,840	258,840	39,218
Additional paid-in capital	830,016	869,439	131,733
Treasury stock	(47,108)	(201,362)	(30,509)
Accumulated other comprehensive loss	(74,412)	(76,923)	(11,655)
Retained earnings	883,076	918,858	139,221

Total shareholders’ equity	1,850,412	1,768,852	268,008

Total liabilities and shareholders’ equity	4,734,653	4,950,665	750,101

China Medical Technologies, Inc.

Unaudited Condensed Consolidated Statements of Income and

Reconciliations of GAAP Measures to Non-GAAP Measures

	For the Three Months Ended			For the Three Months Ended
	December 31, 2009			December 31, 2010
	GAAP	Adjustments	Non-GAAP	GAAP	Adjustments	Non-GAAP
	RMB As adjusted (9)	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands except for per ADS information)
Revenues, net (1)	172,320	—	172,320	223,948	—	223,948	33,932
Cost of revenues (2)	(62,996)	22,412	(40,584)	(93,903)	48,786	(45,117)	(6,836)

Gross profit	109,324	22,412	131,736	130,045	48,786	178,831	27,096
Operating expenses
Research and development (3)	(10,738)	1,592	(9,146)	(12,348)	1,175	(11,173)	(1,693)
Sales and marketing (3)	(19,058)	—	(19,058)	(24,426)	185	(24,241)	(3,673)
General and administrative (3)	(25,844)	8,642	(17,202)	(20,989)	7,339	(13,650)	(2,068)
Amortization of SPR intangible assets (4)	(27,343)	27,343	—	—	—	—	—

Total operating expenses	(82,983)	37,577	(45,406)	(57,763)	8,699	(49,064)	(7,434)

Operating income	26,341	59,989	86,330	72,282	57,485	129,767	19,662
Interest income	4,332	—	4,332	5,387	—	5,387	816
Interest expense – convertible notes (5)	(35,421)	7,618	(27,803)	(32,782)	6,104	(26,678)	(4,042)
Interest expense – amortization of convertible notes issuance costs	(4,378)	—	(4,378)	(3,941)	—	(3,941)	(597)
Interest expense – amortization of share lending costs (6)	(2,756)	2,756	—	(2,414)	2,414	—	—
Other income (expense) , net (7)	225	—	225	22,449	(26,143)	(3,694)	(560)

Income (loss) before income tax	(11,657)	70,363	58,706	60,981	39,860	100,841	15,279
Income tax expense	(13,088)	—	(13,088)	(25,199)	—	(25,199)	(3,818)

Net income (loss)	(24,745)	70,363	45,618	35,782	39,860	75,642	11,461

Earnings (loss) per ADS
- basic (8)	(0.94)	2.68	1.74	1.37	1.52	2.89	0.44

- diluted (8)	(0.94)	2.68	1.74	1.36	1.51	2.87	0.43

Weighted average number of ADS
- basic (8)	26,262,471	—	26,262,471	26,151,808	—	26,151,808	26,151,808

- diluted (8)	26,262,471	—	26,262,471	26,377,378	—	26,377,378	26,377,378

Notes:

	For the Three Months Ended
	December 31, 2009	December 31, 2010
	RMB’000	RMB’000	US$’000
(1) Revenues, net
- Molecular diagnostic systems	96,166	135,088	20,468
- Immunodiagnostic systems	76,154	88,860	13,464

	172,320	223,948	33,932

Molecular diagnostic systems
- HPV-DNA chips	—	9,186	1,392

(2)	Non-GAAP numbers exclude stock compensation expense and amortization of acquired intangible assets.

	For the Three Months Ended
	December 31, 2009	December 31, 2010
	RMB’000	RMB’000	US$’000

Stock compensation expense	—	106	16
Amortization of acquired intangible assets	22,412	48,680	7,376

	22,412	48,786	7,392

(3)	Non-GAAP numbers exclude stock compensation expense.
(4)	Non-GAAP numbers exclude amortization of acquired intangible assets.
(5)	Non-GAAP numbers exclude non-cash interest expense of convertible notes.
(6)	Non-GAAP numbers exclude non-cash interest expense for amortization of share lending costs.
(7)	Non-GAAP numbers exclude gain on repurchase of convertible notes as well as high yield note offering expenses.

	For the Three Months Ended
	December 31, 2009	December 31, 2010
	RMB’000	RMB’000	US$’000

Gain on repurchase of convertible notes	—	(31,379)	(4,754)
High yield note offering expenses	—	5,236	793

	—	(26,143)	(3,961)

(8)	Interest expense and amortization in connection with convertible notes were not added back in computing GAAP diluted earnings per ADS because they were anti-dilutive. Non-GAAP earnings per ADS represents non-GAAP net income divided by the weighted average number of ADSs used in computing basic and diluted earnings per ADS in accordance with GAAP.
(9)	As a result of the adoption of new authoritative guidance governing the accounting for own-share lending arrangements in contemplation of convertible debt issuance or other financing effective on April 1, 2010, the Company adjusted relevant numbers in the unaudited condensed consolidated statements of income for the three months ended December 31, 2009 retrospectively in accordance with GAAP.

China Medical Technologies, Inc.

Unaudited Condensed Consolidated Statements of Income and

Reconciliations of GAAP Measures to Non-GAAP Measures

	For the Nine Months Ended			For the Nine Months Ended
	December 31, 2009			December 31, 2010
	GAAP	Adjustments	Non-GAAP	GAAP	Adjustments	Non-GAAP
	RMB As adjusted (9)	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands except for per ADS information)

Revenues, net (1)	547,343	—	547,343	611,952	—	611,952	92,720
Cost of revenues (2)	(175,926)	67,297	(108,629)	(245,734)	120,791	(124,943)	(18,931)

Gross profit	371,417	67,297	438,714	366,218	120,791	487,009	73,789
Operating expenses
Research and development (3)	(31,941)	4,895	(27,046)	(33,857)	3,738	(30,119)	(4,563)
Sales and marketing (3)	(47,360)	—	(47,360)	(64,165)	480	(63,685)	(9,649)
General and administrative (3)	(117,928)	24,850	(93,078)	(71,186)	24,142	(47,044)	(7,128)
Amortization of SPR intangible assets (4)	(82,052)	82,052	—	(27,329)	27,329	—	—

Total operating expenses	(279,281)	111,797	(167,484)	(196,537)	55,689	(140,848)	(21,340)

Operating income	92,136	179,094	271,230	169,681	176,480	346,161	52,449
Interest income	9,301	—	9,301	15,103	—	15,103	2,288
Interest expense – convertible notes (5)	(106,292)	22,859	(83,433)	(97,306)	21,241	(76,065)	(11,525)
Interest expense – amortization of convertible notes issuance costs	(13,139)	—	(13,139)	(11,859)	—	(11,859)	(1,797)
Interest expense – amortization of share lending costs (6)	(8,268)	8,268	—	(7,345)	7,345	—	—
Other income (expense) , net (7)	210	—	210	63,942	(73,536)	(9,594)	(1,454)

Income (loss) before income tax	(26,052)	210,221	184,169	132,216	131,530	263,746	39,961
Income tax expense	(48,350)	—	(48,350)	(65,692)	—	(65,692)	(9,953)

Net income (loss)	(74,402)	210,221	135,819	66,524	131,530	198,054	30,008

Earnings (loss) per ADS
- basic (8)	(2.82)	7.97	5.15	2.55	5.04	7.59	1.15

- diluted (8)	(2.82)	7.97	5.15	2.54	5.01	7.55	1.14

Weighted average number of ADS
- basic (8)	26,353,485	—	26,353,485	26,092,009	—	26,092,009	26,092,009

- diluted (8)	26,353,485	—	26,353,485	26,229,552	—	26,229,552	26,229,552

Notes:

	For the Nine Months Ended
	December 31, 2009	December 31, 2010
	RMB’000	RMB’000	US$’000
(1) Revenues, net
- Molecular diagnostic systems	283,865	361,527	54,777
- Immunodiagnostic systems	263,478	250,425	37,943

	547,343	611,952	92,720

Molecular diagnostic systems
- HPV-DNA chips	—	13,006	1,971

(2)	Non-GAAP numbers exclude stock compensation expense and amortization of acquired intangible assets.

	For the Nine Months Ended
	December 31, 2009	December 31, 2010
	RMB’000	RMB’000	US$’000

Stock compensation expense	—	275	42
Amortization of acquired intangible assets	67,297	120,516	18,260

	67,297	120,791	18,302

(3)	Non-GAAP numbers exclude stock compensation expense.
(4)	Non-GAAP numbers exclude amortization of acquired intangible assets.
(5)	Non-GAAP numbers exclude non-cash interest expense of convertible notes.
(6)	Non-GAAP numbers exclude non-cash interest expense for amortization of share lending costs.
(7)	Non-GAAP numbers exclude gain on repurchase of convertible notes as well as high yield note offering expenses.

	For the Nine Months Ended
	December 31, 2009	December 31, 2010
	RMB’000	RMB’000	US$’000

Gain on repurchase of convertible notes	—	(78,772)	(11,935)
High yield note offering expenses	—	5,236	793

	—	(73,536)	(11,142)

(8)	Interest expense and amortization in connection with convertible notes were not added back in computing GAAP diluted earnings per ADS because they were anti-dilutive. Non-GAAP earnings per ADS represents non-GAAP net income divided by the weighted average number of ADSs used in computing basic and diluted earnings per ADS in accordance with GAAP.
(9)	As a result of the adoption of new authoritative guidance governing the accounting for own-share lending arrangements in contemplation of convertible debt issuance or other financing effective on April 1, 2010, the Company adjusted relevant numbers in the unaudited condensed consolidated statements of income for the nine months ended December 31, 2009 retrospectively in accordance with GAAP.

China Medical Technologies, Inc.

Unaudited Condensed Consolidated Statements of Cash Flows

	For the Three Months Ended
	December 31, 2009	December 31, 2010
	RMB	RMB	US$
	(in thousands)
Net cash provided by operating activities	80,362	49,687	7,528

Net cash provided by (used in) investing activities	(354,927)	77,913	11,805

Net cash provided by (used in) financing activities	(132,476)	190,458	28,858

Effect of foreign currency exchange rate change on cash	232	(4,575)	(693)

Net increase (decrease) in cash and cash equivalents	(406,809)	313,483	47,498
Cash and cash equivalents:
At beginning of period	1,236,696	805,901	122,106

At end of period	829,887	1,119,384	169,604

	For the Nine Months Ended
	December 31, 2009	December 31, 2010
	RMB	RMB	US$
	(in thousands)
Net cash provided by operating activities	220,119	186,837	28,309

Net cash provided by (used in) investing activities	(714,913)	75,380	11,421

Net cash provided by (used in) financing activities	(131,465)	45,921	6,958

Effect of foreign currency exchange rate change on cash	(264)	(4,207)	(637)

Net increase (decrease) in cash and cash equivalents	(626,523)	303,931	46,051
Cash and cash equivalents:
At beginning of period	1,456,410	815,453	123,553

At end of period	829,887	1,119,384	169,604

China Medical Technologies, Inc.

EBITDA and Adjusted EBITDA Measures

	For the Three Months Ended
	December 31, 2009	December 31, 2010
	RMB	RMB	US$
	As adjusted (1)
	(in thousands)
Net income (loss)	(24,745)	35,782	5,421
Adjustments:
Interest income	(4,332)	(5,387)	(816)
Interest expense – convertible notes	35,421	32,782	4,967
Interest expense – amortization of convertible notes issuance costs	4,378	3,941	597
Interest expense – amortization of share lending costs	2,756	2,414	366
Income tax expense	13,088	25,199	3,818
Depreciation	5,578	5,471	829
Amortization	49,755	48,680	7,376

EBITDA (2)	81,899	148,882	22,558

EBITDA (2)	81,899	148,882	22,558
Adjustments:
Stock compensation expense	10,234	8,805	1,334
Gain on repurchase of convertible notes	—	(31,379)	(4,754)
High yield note offering expenses	—	5,236	793

Adjusted EBITDA (3)	92,133	131,544	19,931

	For the Nine Months Ended
	December 31, 2009	December 31, 2010
	RMB	RMB	US$
	As adjusted (1)
	(in thousands)
Net income (loss)	(74,402)	66,524	10,079
Adjustments:
Interest income	(9,301)	(15,103)	(2,288)
Interest expense – convertible notes	106,292	97,306	14,743
Interest expense – amortization of convertible notes issuance costs	13,139	11,859	1,797
Interest expense – amortization of share lending costs	8,268	7,345	1,113
Income tax expense	48,350	65,692	9,953
Depreciation	16,549	16,443	2,491
Amortization	149,349	147,845	22,401

EBITDA (2)	258,244	397,911	60,289

EBITDA (2)	258,244	397,911	60,289
Adjustments:
Stock compensation expense	29,745	28,635	4,339
Gain on repurchase of convertible notes	—	(78,772)	(11,935)
High yield note offering expenses	—	5,236	793

Adjusted EBITDA (3)	287,989	353,010	53,486

(1)	As a result of the adoption of new authoritative guidance governing the accounting for own-share lending arrangements in contemplation of convertible debt issuance or other financing effective on April 1, 2010, the Company adjusted relevant numbers in the unaudited condensed consolidated statements of income for the three months and nine months ended December 31, 2009 retrospectively in accordance with GAAP.
(2)	EBITDA represents net income reported in accordance with GAAP, adjusted for the effects of interest income, interest expenses, income tax expense, depreciation and amortization.
(3)	Adjusted EBITDA represents EBITDA adjusted for the effects of stock compensation expense, gain on repurchase of convertible notes as well as high yield note offering expenses.